LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai [redacted] 22685656 • Fax : 91-22-22685893

E-Mail :

04024176

Ref : SEC/DS March 15, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

Dear Sir,

<u>Sub : L&T to Build Hotel In Bahrain for Radissons Group</u>

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

PROCESSED
APR 09 2004
THOMSON FINANCIAL

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

dlw 4/8

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T To Build Hotel In Bahrain For Radissons Group

Mumbai, March 15, 2004: Larsen & Toubro Limited (L&T), India's leading engineering and construction conglomerate which is rapidly expanding its international presence, has won a 15.6 million US dollar (about Rs. 703 million) contract for the construction of a 15-storey hotel and service apartments in Bahrain.

The contract was signed in Bahrain on March 14, 2004, by His Excellency Ahmed A. Al-Zayani, Chairman of the National Hotels Company, Bahrain, and Mr. V. B. Gadgil, Vice President (West Zone), L&T.

Located in the posh Manama City in Bahrain, the new buildings will be part of the major expansion project of the Diplomat Hotel of the Radissons Group. L&T's Engineering Construction and Contracts Division will be engaged in civil, structural, electro-mechanical services and facades of the 22,000 sq.m. hotel – to be completed within 77 weeks.

The order for the hotel - L&T's first landmark in the kingdom of Bahrain – complements the Company's growing list of engineering and construction projects in the UAE, Saudi Arabia, Kuwait, Qatar, Oman and Jordan.

FN: Bahrain. doc